Registration No.  333-74581
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 338

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on April 15, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


             AMERICA'S LEADING BRANDS GROWTH PORTFOLIO, SERIES 5
                COMMUNICATIONS GROWTH PORTFOLIO, SERIES 4
                  HEALTHCARE GROWTH PORTFOLIO, SERIES 3

                   INTERNET GROWTH PORTFOLIO, SERIES 7

                    RETAIL GROWTH PORTFOLIO, SERIES 3

                                 FT 338


FT 338 consists of five separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which the Trust is named. The objective of each Trust is to provide above-average capital appreciation.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is April 15, 1999

                     Table of Contents

Summary of Essential Information                           3
Fee Tables                                                 5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  10
The FT Series                                             15
Portfolios                                                16
Risk Factors                                              18
Portfolio Securities Descriptions                         19
Public Offering                                           28
Distribution of Units                                     30
The Sponsor's Profits                                     31
The Secondary Market                                      31
How We Purchase Units                                     31
Expenses and Charges                                      32
Tax Status                                                33
Retirement Plans                                          34
Rights of Unit Holders                                    34
Income and Capital Distributions                          35
Redeeming Your Units                                      35
Removing Securities from a Trust                          37
Amending or Terminating the Indenture                     37
Information on the Sponsor, Trustee and Evaluator         38
Other Information                                         39

                       Summary of Essential Information

                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                   America's Leading    Communications     Healthcare Growth
                                                                   Brands Growth        Growth Portfolio   Portfolio,
                                                                   Portfolio, Series 5  Series 4           Series 3
                                                                   ___________________  _________________  _________________
Initial Number of Units (1)                                            14,880               14,899             14,915
Fractional Undivided Interest in the Trust per Unit (1)              1/14,880             1/14,899           1/14,915
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2) $    9.900           $    9.900         $    9.900
    Maximum Sales Charge of 4.5% of the Public Offering Price
        per Unit (4.545% of the net amount invested,
        exclusive of the deferred sales charge) (3)                $     .450           $     .450         $     .450
    Less Deferred Sales Charge per Unit                            $    (.350)          $    (.350)        $    (.350)
Public Offering Price per Unit (4)                                 $   10.000           $   10.000         $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                    $    9.550           $    9.550         $    9.550
Redemption Price per Unit (based on aggregate underlying
   value of Securities less deferred sales charge) (5)             $    9.550           $    9.550         $    9.550
Cash CUSIP Number                                                  30264V 729           30264V 745         30264V 760
Reinvestment CUSIP Number                                          30264V 737           30264V 752         30264V 778
Security Code                                                           56740                56742              56744

First Settlement Date                         April 20, 1999
Mandatory Termination Date (6)                April 15, 2004
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1999.
Income Distribution Date (7)                  Last day of each June and December commencing June 30, 1999.
_____________

See "Notes to Summary of Essential Information" on page 4.

                      Summary of Essential Information
                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                      Internet Growth      Retail Growth
                                                                                      Portfolio, Series 7  Portfolio, Series 3
                                                                                      ___________________  ___________________
Initial Number of Units (1)                                                               14,641               14,806
Fractional Undivided Interest in the Trust per Unit (1)                                 1/14,641             1/14,806
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                     $    9.900           $    9.900
   Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
      (4.545% of the net amount invested, exclusive of the deferred sales charge) (3) $     .450           $     .450
   Less Deferred Sales Charge per Unit                                                $    (.350)          $    (.350)
Public Offering Price per Unit (4)                                                    $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                       $    9.550           $    9.550
Redemption Price per Unit (based on aggregate underlying
  value of Securities less deferred sales charge) (5)                                 $    9.550           $    9.550
Cash CUSIP Number                                                                     30264W 107           30264V 786
Reinvestment CUSIP Number                                                             30264W 115           30264V 794
Security Code                                                                              56757                56746

First Settlement Date                         April 20, 1999
Mandatory Termination Date (6)                April 15, 2004
Income Distribution Record Date               Fifteenth day of each June and December commencing June 15, 1999.
Income Distribution Date (7)                  Last day of each June and December commencing June 30, 1999.

________________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Tables" and "Public Offering" for additional information regarding these charges.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Tables." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                         Fee Tables


These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


                                                              America's Leading     Communications
                                                              Brands Growth         Growth Portfolio      Healthcare Growth
                                                              Portfolio, Series 5   Series 4              Portfolio, Series 3
                                                              ___________________   ________________      ___________________
                                                                         Amount                Amount                Amount
                                                                         per Unit              per Unit              per Unit
                                                                         ________              ________              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                      1.0%(a)    $ .100     1.0%(a)    $ .100     1.0%(a)    $ .100
Deferred sales charge                                         3.5%(b)      .350     3.5%(b)      .350     3.5%(b)      .350
                                                              _____      ______     _____      ______     _____      ______
Maximum sales charge                                          4.5%       $ .450     4.5%       $ .450     4.5%       $ .450
                                                              =====      ======     =====      ======     =====      ======
Maximum sales charge imposed on reinvested dividends          3.5%(c)    $ .350     3.5%(c)    $ .350     3.5%(c)    $ .350
                                                              =====      ======     =====      ======     =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225     .225%(d)   $.0225     .225%(d)   $.0225
                                                              =====      ======     =====      ======     =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .100%      $.0098     .100%      $.0098     .100%      $.0098
Trustee's fee and other operating expenses                    .152%       .0149     .152%       .0149     .152%       .0149
                                                              _____      ______     _____      ______     _____      ______
  Total                                                       .252%      $.0247     .252%      $.0247     .252%      $.0247
                                                              =====      ======     =====      ======     =====      ======

                                                              Internet Growth       Retail Growth
                                                              Portfolio, Series 7   Portfolio, Series 3
                                                              ___________________   ___________________
                                                                         Amount                Amount
                                                                         per Unit              per Unit
                                                                         ________              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                      1.0%(a)    $ .100     1.0%(a)    $ .100
Deferred sales charge                                         3.5%(b)      .350     3.5%(b)      .350
                                                              ______     ______     ______     ______
Maximum sales charge                                          4.5%       $ .450     4.5%       $ .450
                                                              =====      ======     =====      ======
Maximum sales charge imposed on reinvested dividends          3.5%(c)    $ .350     3.5%(c)    $ .350
                                                              =====      ======     =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .225%(d)   $.0225     .225%(d)   $.0225
                                                              =====      ======     =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .100%      $.0098     .100%      $.0098
Trustee's fee and other operating expenses                    .152%       .0149     .152%       .0149
                                                              _____      ______     _____      ______
  Total                                                       .252%      $.0247     .252%      $.0247
                                                              =====      ======     =====      ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year        3 Years        5 Years
                                                          __________    __________    __________
America's Leading Brands Growth Portfolio, Series 5       $498          $549          $606
Communications Growth Portfolio, Series 4                  498           549           606
Healthcare Growth Portfolio, Series 3                      498           549           606
Internet Growth Portfolio, Series 7                        498           549           606
Retail Growth Portfolio, Series 3                          498           549           606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.5% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.35 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.35 per Unit which will be deducted in five monthly installments of $.07 per Unit beginning November 19, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through March 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

                   Report of Independent Auditors


The Sponsor, Nike Securities L.P., and Unit Holders
FT 338



We have audited the accompanying statements of net assets, including the schedules of investments, of FT 338, comprised of America's Leading Brands Growth Portfolio, Series 5; Communications Growth Portfolio, Series 4; Healthcare Growth Portfolio, Series 3; Internet Growth Portfolio, Series 7; and Retail Growth Portfolio, Series 3, as of the opening of business on April 15, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on April 15, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 338, comprised of America's Leading Brands Growth Portfolio, Series 5; Communications Growth Portfolio, Series 4; Healthcare Growth Portfolio, Series 3; Internet Growth Portfolio, Series 7; and Retail Growth Portfolio, Series 3, at the opening of business on April 15, 1999 in conformity with generally accepted accounting principles.



                                         ERNST & YOUNG LLP


Chicago, Illinois
April 15, 1999

                         Statements of Net Assets

                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                                                            America's Leading    Communications
                                                            Brands Growth        Growth Portfolio     Healthcare Growth
                                                            Portfolio, Series 5  Series 4             Portfolio, Series 3
                                                            ___________________  ________________     ___________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                          $147,309             $147,503             $147,660
Less liability for reimbursement to Sponsor
     for organization costs (3)                                 (335)                (335)                (336)
Less liability for deferred sales charge (4)                  (5,208)              (5,215)              (5,220)
                                                            ________             ________             ________
Net assets                                                  $141,766             $141,953             $142,104
                                                            ========             ========             ========
Units outstanding                                             14,880               14,899               14,915

ANALYSIS OF NET ASSETS
Cost to investors (5)                                       $148,797             $148,993             $149,152
Less maximum sales charge (5)                                 (6,696)              (6,705)              (6,712)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                 (335)                (335)                (336)
                                                            ________             ________             ________
Net assets                                                  $141,766             $141,953             $142,104
                                                            ========             ========             ========
___________

See "Notes to Statements of Net Assets" on page 9.

                   Statements of Net Assets (cont'd.)

                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                                                                                  Internet Growth      Retail Growth
                                                                                  Portfolio, Series 7  Portfolio, Series 3
                                                                                  ___________________  ___________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                                $144,948             $146,584
Less liability for reimbursement to Sponsor
     for organization costs (3)                                                       (329)                (333)
Less liability for deferred sales charge (4)                                        (5,124)              (5,182)
                                                                                  ________             ________
Net assets                                                                        $139,495             $141,069
                                                                                  ========             ========
Units outstanding                                                                   14,641               14,806

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                             $146,413             $148,065
Less maximum sales charge (5)                                                       (6,589)              (6,663)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                                       (329)                (333)
                                                                                  ________             ________
Net assets                                                                        $139,495             $141,069
                                                                                  ========             ========
_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,000,000 will be allocated among each of the five Trusts in FT 338, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.35 per Unit), payable to us in five equal monthly installments beginning on November 19, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2000. If you redeem Units before March 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

           America's Leading Brands Growth Portfolio, Series 5
                                 FT 338


At the Opening of Business on the Initial Date of Deposit-April 15, 1999


                                                                              Percentage         Market
                                                                              of Aggregate       Value         Cost of
Number       Ticker Symbol and                                                Offering           per           Securities to
of Shares    Name of Issuer of Securities (1)                                 Price              Share         the Trust (2)
_________    _______________________________                                  ____________       ______        _____________
             APPAREL
             _______
203          JNY          Jones Apparel Group, Inc.                             4%               $ 29.250      $  5,938
 84          TOM          Tommy Hilfiger Corporation                            4%                 70.500         5,922

             AUTO & TRANSPORTATION
             _____________________
 93          F            Ford Motor Company                                    4%                 62.688         5,830

             BEVERAGES
             _________
 80          BUD          Anheuser-Busch Companies, Inc.                        4%                 73.000         5,840
 95          KO           The Coca-Cola Company                                 4%                 63.438         6,027
156          PEP          PepsiCo, Inc.                                         4%                 38.000         5,928

             ENTERTAINMENT
             _____________
172          DIS          The Walt Disney Company                               4%                 35.000         6,020

             FOOD
             ____
148          CPB          Campbell Soup Company                                 4%                 39.938         5,911
125          HNZ          H.J. Heinz Company                                    4%                 47.938         5,992
113          HSY          Hershey Foods Corporation                             4%                 51.438         5,812
237          SLE          Sara Lee Corporation                                  4%                 25.063         5,940

             HOUSEHOLD PRODUCTS
             __________________
 52          CLX          The Clorox Company                                    4%                114.750         5,967
 63          CL           Colgate-Palmolive Company                             4%                 93.313         5,879
 60          PG           The Procter & Gamble Company                          4%                 99.313         5,959

             PHARMACEUTICALS
             _______________
 91          BMY          Bristol-Myers Squibb Company                          4%                 64.500         5,869
 62          JNJ          Johnson & Johnson                                     4%                 94.813         5,878
104          SGP          Schering-Plough Corporation                           4%                 55.313         5,752

             RECREATION
             __________
118          CCL          Carnival Corporation                                  4%                 50.063         5,907
 94          HDI          Harley-Davidson, Inc.                                 4%                 61.688         5,799

             RESTAURANTS
             ___________
131          MCD          McDonald's Corporation                                4%                 45.188         5,920
182          SBUX         Starbucks Corporation                                 4%                 31.500         5,733

             RETAIL
             ______
 81          GPS          The Gap, Inc.                                         4%                 72.563         5,878

             TECHNOLOGY
             __________
103          INTC         Intel Corporation                                     4%                 57.125         5,884
104          XRX          Xerox Corporation                                     4%                 56.125         5,837

             TOILETRIES & COSMETICS
             ______________________
117          G            The Gillette Company                                  4%                 50.313         5,887
                                                                            ______                             ________
                                Total Investments                             100%                             $147,309
                                                                            ======                             ========
________________

See "Notes to Schedules of Investments" on page 14.

                       Schedule of Investments

                Communications Growth Portfolio, Series 4
                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                                                                                 Percentage      Market
                                                                                 of Aggregate    Value         Cost of
Number      Ticker Symbol and                                                    Offering        per           Securities to
of Shares   Name of Issuer of Securities (1)                                     Price           Share         the Trust (2)
_________   _______________________________                                      ____________    ______        _____________
            CABLE TV
            ________
 86         CMCSK      Comcast Corporation (Class A Special) (3)                   4%            $ 68.688      $  5,907
 84         UMG        MediaOne Group, Inc. (3)                                    4%              70.875         5,953

            COMMUNICATIONS SERVICES
            _______________________
 85         AT         ALLTEL Corporation                                          4%              69.813         5,934
 69         T          AT&T Corp.                                                  4%              86.063         5,938
108         BEL        Bell Atlantic Corporation                                   4%              55.313         5,974
142         BLS        BellSouth Corporation                                       4%              41.813         5,937
154         CWP        Cable & Wireless Plc (ADR)                                  4%              38.375         5,910
133         DT         Deutsche Telekom AG (ADR)                                   4%              44.438         5,910
 66         WCOM       MCI WorldCom, Inc.                                          4%              89.250         5,890
 66         QWST       Qwest Communications International Inc.                     4%              86.875         5,734
115         SBC        SBC Communications Inc.                                     4%              51.500         5,923
 43         TEF        Telefonica S.A. (ADR)                                       4%             138.875         5,972

            DATA NETWORKING/COMMUNICATIONS EQUIPMENT
            ________________________________________
127         ADCT       ADC Telecommunications, Inc.                                4%              47.063         5,977
 53         CSCO       Cisco Systems, Inc.                                         4%             110.750         5,870
 62         CMVT       Comverse Technology, Inc.                                   4%              94.875         5,882
156         ECILF      ECI Telecom Limited (4)                                     4%              38.250         5,967
 99         LU         Lucent Technologies Inc.                                    4%              59.000         5,841
 83         NT         Northern Telecom Limited (Nortel) (4)                       4%              71.125         5,903
 53         TLAB       Tellabs, Inc.                                               4%             108.313         5,741

            WIRELESS COMMUNICATIONS
            _______________________
227         ERICY      LM Ericsson AB (ADR)                                        4%              26.125         5,930
 71         MOT        Motorola, Inc.                                              4%              83.250         5,911
 72         NOK        Nokia Oy (ADR)                                              4%              81.313         5,855
 37         QCOM       QUALCOMM Incorporated                                       4%             157.938         5,844
299         SKYT       SkyTel Communications Inc.                                  4%              20.000         5,980
 30         VOD        Vodafone Group Plc (ADR)                                    4%             194.000         5,820
                                                                                 ____                          ________
                              Total Investments                                  100%                          $147,503
                                                                                 ====                          ========
________________

See "Notes to Schedules of Investments" on page 14.

                           Schedule of Investments

                  Healthcare Growth Portfolio, Series 3
                                 FT 338


                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                                                                                   Percentage     Market
                                                                                   of Aggregate   Value         Cost of
Number       Ticker Symbol and                                                     Offering       per           Securities to
of Shares    Name of Issuer of Securities (1)                                      Price          Share         the Trust (2)
_________    _______________________________                                       ____________   ______        _____________
             HEALTHCARE PRODUCTS
             ___________________
152          BDX        Becton, Dickinson and Company                                4%           $ 38.375      $  5,833
 62          JNJ        Johnson & Johnson                                            4%             94.813         5,878
 80          MDT        Medtronic, Inc.                                              4%             72.938         5,835
178          PDCO       Patterson Dental Company                                     4%             33.500         5,963
241          STE        STERIS Corporation                                           4%             24.500         5,905
116          SYK        Stryker Corporation                                          4%             50.500         5,858
230          SYB        Sybron International Corporation                             4%             25.813         5,937

             HEALTHCARE SERVICES
             ___________________
196          AAS        AmeriSource Health Corporation (Class A)                     4%             30.500         5,978
 83          CAH        Cardinal Health, Inc.                                        4%             71.875         5,966
226          HCR        HCR Manor Care, Inc.                                         4%             26.000         5,876
417          HMA        Health Management Associates, Inc. (Class A)                 4%             14.625         6,099
485          HRC        HEALTHSOUTH Corporation                                      4%             12.000         5,820
235          LNCR       Lincare Holdings Inc.                                        4%             25.375         5,963
 91          MCK        McKesson HBOC, Inc.                                          4%             64.750         5,892
125          UNH        UnitedHealth Group                                           4%             47.563         5,945
129          UHS        Universal Health Services, Inc. (Class B)                    4%             45.500         5,869

             PHARMACEUTICALS/BIOTECH
             _______________________
114          ABT        Abbott Laboratories                                          4%             51.500         5,871
 82          AMGN       Amgen Inc.                                                   4%             72.063         5,909
 91          BMY        Bristol-Myers Squibb Company                                 4%             64.500         5,870
 88          ELN        Elan Corporation Plc (ADR)                                   4%             67.563         5,946
 75          MRK        Merck & Co., Inc.                                            4%             78.375         5,878
 41          PFE        Pfizer Inc.                                                  4%            144.625         5,930
106          SGP        Schering-Plough Corporation                                  4%             55.313         5,863
 85          WLA        Warner-Lambert Company                                       4%             68.813         5,849
133          WPI        Watson Pharmaceuticals, Inc.                                 4%             44.563         5,927
                                                                                   _____                        ________
                              Total Investments                                    100%                         $147,660
                                                                                   =====                        ========

________________

See "Notes to Schedules of Investments" on page 14.

                      Schedule of Investments


                   Internet Growth Portfolio, Series 7
                                 FT 338

                    At the Opening of Business on the
                 Initial Date of Deposit-April 15, 1999


                                                                                  Percentage      Market
                                                                                  of Aggregate    Value         Cost of
Number      Ticker Symbol and                                                     Offering        per           Securities to
of Shares   Name of Issuer of Securities (1)                                      Price           Share         the Trust (2)
_________   ________________________________                                      ____________    ______        _____________
            ACCESS/INFORMATION PROVIDERS
            ____________________________
 68         T          AT&T Corporation                                             4%            $ 86.063      $  5,852
 39         AOL        America Online, Inc.                                         4%             150.875         5,884
106         GBLX       Global Crossing Ltd. (4)                                     4%              52.938         5,611
 66         WCOM       MCI WorldCom, Inc.                                           4%              89.250         5,891
 54         MSPG       MindSpring Enterprises, Inc.                                 4%             105.625         5,704
 65         QWST       Qwest Communications International, Inc.                     4%              86.875         5,647

            DATA NETWORKING/COMMUNICATIONS EQUIPMENT
            ________________________________________
 53         CSCO       Cisco Systems, Inc.                                          4%             110.750         5,870
 99         LU         Lucent Technologies, Inc.                                    4%              59.000         5,841

 83         NT         Northern Telecom Ltd. (Nortel) (4)                           4%              71.125         5,903
 53         TLAB       Tellabs, Inc.                                                4%             108.313         5,741

            COMPUTERS & PERIPHERALS
            _______________________
155         DELL       Dell Computer Corporation                                    4%              38.125         5,909
 47         EMC        EMC Corporation                                              4%             125.063         5,878
 33         IBM        International Business Machines Corporation                  4%             179.500         5,924
 94         SUNW       Sun Microsystems, Inc.                                       4%              62.563         5,881

            INTERNET CONTENT
            ________________
 22         CMGI       CMGI, Inc.                                                   4%             255.125         5,613
172         DIS        The Walt Disney Company                                      4%              35.000         6,020
 71         TMPW       TMP Worldwide, Inc.                                          4%              78.750         5,591
 31         YHOO       Yahoo! Inc.                                                  4%             191.000         5,921

            ON-LINE RETAILING
            _________________
 24         EGRP       E*TRADE Group, Inc.                                          2%             112.875         2,709
100         TSG        SABRE Group Holdings, Inc.                                   4%              57.500         5,750
 21         SCH        Charles Schwab Corporation                                   2%             137.688         2,891

            SEMICONDUCTORS
            ______________
 86         BRCM       Broadcom Corporation                                         4%              65.500         5,633
103         INTC       Intel Corporation                                            4%              57.125         5,884

            SOFTWARE
            ________
177         CHKP       Check Point Software Technologies, Ltd. (4)                  4%             32.813          5,808
 67         MSFT       Microsoft Corporation                                        4%             85.875          5,754
242         ORCL       Oracle Corporation                                           4%             24.125          5,838
                                                                                  _____                         ________
                              Total Investments                                   100%                          $144,948
                                                                                  =====                         ========

________________

See "Notes to Schedules of Investments" on page 14.

                          Schedule of Investments

                    Retail Growth Portfolio, Series 3
                                 FT 338


At the Opening of Business on the Initial Date of Deposit-April 15, 1999


                                                                                Percentage
Number                                                                          of Aggregate     Market      Cost of
of           Ticker Symbol and                                                  Offering         Value       Securities to
Shares       Name of Issuer of Securities (1)                                   Price            per Share   the Trust (2)
______       ________________________________                                   ____________     _________   _____________
 61          ANF      Abercrombie & Fitch Co. (Class A)                           4%             $94.188     $  5,746
113          ABS      Albertson's, Inc.                                           4%              52.000        5,876
166          BBBY     Bed Bath & Beyond Inc.                                      4%              34.875        5,789
108          BBY      Best Buy Co., Inc.                                          4%              53.188        5,744
 89          CDWC     CDW Computer Centers, Inc.                                  4%              66.375        5,907
 68          COST     Costco Companies, Inc.                                      4%              86.000        5,848
 83          DH       Dayton Hudson Corporation                                   4%              70.875        5,883
174          DG       Dollar General Corporation                                  4%              33.938        5,905
164          DLTR     Dollar Tree Stores, Inc.                                    4%              35.563        5,832
 81          GPS      The Gap, Inc.                                               4%              72.563        5,878
 84          TOM      Tommy Hilfiger Corporation                                  4%              70.500        5,922
 93          HD       Home Depot, Inc.                                            4%              63.375        5,894
118          IBI      Intimate Brands, Inc.                                       4%              49.375        5,826
 79          KSS      Kohl's Corporation                                          4%              75.000        5,925
100          KR       The Kroger Co.                                              4%              59.625        5,963
 98          LOW      Lowe's Companies, Inc.                                      4%              60.875        5,966
149          MAY      The May Department Stores Company                           4%              39.188        5,839
237          ODP      Office Depot, Inc.                                          4%              24.563        5,821
137          ROST     Ross Stores, Inc.                                           4%              43.313        5,934
111          SWY      Safeway Inc.                                                4%              53.938        5,987
176          SPLS     Staples, Inc.                                               4%              32.250        5,676
173          TJX      The TJX Companies, Inc.                                     4%              34.000        5,882
 71          TIF      Tiffany & Co.                                               4%              82.750        5,875
 59          WMT      Wal-Mart Stores, Inc.                                       4%              98.000        5,782
206          WAG      Walgreen Co.                                                4%              28.563        5,884
                                                                                _____                        ________
                             Total Investments                                  100%                         $146,584
                                                                                =====                        ========

____________________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on April 14, 1999.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the close of business on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                             Cost of
                                                             Securities
                                                             to Sponsor      Profit (Loss)
                                                             __________      _____________
America's Leading Brands Growth Portfolio, Series 5          $147,388        $ (79)
Communications Growth Portfolio, Series 4                    $147,584        $ (81)
Healthcare Growth Portfolio, Series 3                        $147,758        $ (98)
Internet Growth Portfolio, Series 7                          $145,035        $ (87)
Retail Growth Portfolio, Series 3                            $146,774        $(190)

(3) Comcast Corporation ("Comcast") has recently announced plans to acquire MediaOne Group, Inc. ("MediaOne"). As per the terms of the merger agreement, each shareholder of MediaOne will receive 1.1 shares of Comcast (Class A Special) common stock for each share of MediaOne held. As a result of this expected transaction, it is anticipated that the Trust will receive additional shares of common stock of Comcast in exchange for the shares of MediaOne which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

(4) This Security represents the common stock of a foreign company which is traded directly on a United States securities exchange.

                        The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named The FT Series. We designate each of these investment company series, FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series contains five separate unit investment trusts which are known as:

- America's Leading Brands Growth Portfolio, Series 5
- Communications Growth Portfolio, Series 4
- Healthcare Growth Portfolio, Series 3
- Internet Growth Portfolio, Series 7
- Retail Growth Portfolio, Series 3

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date, approximately five years from the date of this Prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").


With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.



Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts will pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.


We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be used to purchase additional Securities. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.


Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios


Objectives. The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.


America's Leading Brands Growth Portfolio, Series 5 is a unit investment trust which invests in a portfolio of common stocks of companies considered to be leaders in their industries. The following factors support our positive outlook for these companies:

- As a result of growing populations and rising standards of living, demand for goods continues to increase.

- Relaxed trade agreements and improved political climates are opening more markets.

- Leading brands companies use their large advertising budgets and strong research and development to further expand into new markets.


Communications Growth Portfolio, Series 4 is a unit investment trust which invests in a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in cable TV, communications services, data networking/communications equipment and wireless communications. In general, we believe these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average debt.


The communications industry is expected to benefit from the convergence of a variety of industries, including entertainment, media and publishing. Deregulation and privatization of telecommunications services both domestically and internationally have heightened competition. As a result, leading companies in the communications industry are poised for increased revenue and earnings growth potential over the next several years.

The following factors support our positive outlook for companies in the communications industry:

- The Telecommunications Act of 1996 broke down many regulatory barriers in the United States. Companies that were once prevented from offering multiple communications services can now do so.

- Foreign markets are opening at a rapid pace. In fact, 69 countries representing more than 90% of world telecommunications revenue recently signed an agreement to move to deregulation and privatization.

- Recent advances, such as wireless phones, fiber optics and the Internet are allowing businesses, individuals and governments greater access to more services at lower costs.

Healthcare Growth Portfolio, Series 3 is a unit investment trust which invests in a portfolio of common stocks of healthcare companies.


The United States government spent nearly $350 billion on healthcare programs in 1997. The total amount of expenditures for the entire industry in 1997 was $1.1 trillion. Healthcare is the single largest component of this nation's gross domestic product (GDP). We believe the demand for healthcare products and services should benefit from an aging global population. Additionally, we believe the industry is poised for more consolidation through mergers, acquisitions and partnerships. Managing costs more effectively and implementing new technologies could help increase profitability. The Healthcare Growth Portfolio is broadly diversified so that it can participate in potential growth opportunities.



With the government and the private sector striving to maintain a balance between cost-containment and providing quality care, we believe that managed care programs, like HMOs and PPOs, are playing an ever expanding role in this effort. According to the American Hospital Association (AHA), over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Outpatient procedures help keep costs down and create demand for medical products, devices and services. Embracing new methods of servicing patients more efficiently is one way that managed care is positively influencing the industry.


In addition, the demand for new cures, treatments and medical products from an aging population provide further potential for growth. For example, drug sales totaled an estimated $124 billion in the United States and $315 billion worldwide in 1998. The demand for prescription and over-the-counter drugs is driven more by need than by price, which makes sales growth less cyclical.

The following factors support our positive outlook for the healthcare industry:


- U.S. citizens who are 65 and older represent approximately 15% of the nation's total population, but account for approximately one-third of total healthcare costs.


- Pharmaceuticals are playing a larger role in the industry, especially with managed care companies, because they are regarded as a relatively inexpensive form of medical treatment.

- Managed care providers, especially HMOs, have shifted their strategic focus from enrollment and market share to raising premiums to combat escalating costs.

- Mergers, acquisitions and partnerships are viewed as an effective means of achieving growth in light of extraordinarily high research and development costs.


Internet Growth Portfolio, Series 7 is a unit investment trust which invests in a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.



The following factors support our positive outlook for the companies in the Internet-related industry:



- A new computer is added to the Internet approximately every four seconds.
-  Nearly 3000 new websites are being added every day.
- There has been an increase in consolidation and mergers among Internet related companies.
- Improved security measures are helping fuel consumer transactions over the Web.


Retail Growth Portfolio, Series 3 is a unit investment trust which invests in a portfolio of common stocks of retail companies.

When it comes to the power of the vote, few do it better than the consumer. Every day consumers cast their votes with dollars. Now more than ever, consumers demand quality and selection at a reasonable price. Additionally, consumers are spending less time shopping, but spending more money per visit. In fact, industry analysts have even coined a new phrase for this called "precision shopping."


The key to success in retail is to win over the consumer. After all, their spending accounts for a significant portion of the annual U.S. GDP.


The following factors support our positive outlook for the retail industry:

- Retailers tend to prosper during economic cycles that boast low interest rates, low unemployment, personal income growth and high levels of consumer confidence. The U.S. economy is healthy and is currently enjoying a sustained period of low inflation and stable interest rates. Unemployment rates are historically low and consumer confidence levels hover near the 1998 record high.

- The retail industry employs over 20 million people. That equates to one in five U.S. workers, according to the U.S. Department of Labor.


- The Internet could play a key role in the retail sector because it enables companies to market and distribute products cost-effectively without geographical limitations.


- Success often hinges on finding new growth opportunities. Some historical retail trends that proved successful were department stores, malls, specialty retail stores and national discounters. The Internet could evolve into the next successful trend. It offers benefits like convenience, selection and pricing. Though still in its infancy, more than 58 million adults are online in the United States alone, a figure that is expected to grow substantially over the years to come.

Retailers all share a common challenge which is to increase profits while reducing costs. We believe that growth in the retail sector will come from such initiatives as opening new stores, the Internet, brand building and mergers. It is our belief that a portfolio of industry leading retailers offers value and growth potential for the future.


Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.


                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. The America's Leading Brands Growth Portfolio, Series 5 mainly consists of consumer products companies. General risks of these companies include cyclicality of revenues and earnings, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Communications Industry. The Communications Growth Portfolio, Series 4 includes companies that are involved in the communications industry. Communications companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Rapid deregulation, both in the United States and internationally, allows companies to develop products and services for a larger market, but also exposes them to fierce global competition.

Healthcare Industry. The Healthcare Growth Portfolio, Series 3 includes companies involved in medical supplies, drugs, biotech, managed care and services management. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Technology Industry. The Internet Growth Portfolio, Series 7 is concentrated in Securities issued by companies which are involved in the Internet area of the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many

Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Retail Industry. The Retail Growth Portfolio, Series 3 includes companies involved in the retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include losses due to future political and economic developments, foreign currency devaluations, restrictions on foreign investments and exchange of securities, inadequate financial information and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

America's Leading Brands Growth Portfolio, Series 5

APPAREL
_______


Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear which it sells through "Jones" factory outlet stores and full-price retail stores.



Tommy Hilfiger Corporation, headquartered in New York, New York, through subsidiaries, designs, sources and markets designer men's sportswear and boys' wear. These products are complemented by collections of men's tailored clothing, dress shirts and accessories, footwear, women's casualwear and men's and women's fragrances, among others, bearing the "Tommy Hilfiger" trademark, which are produced and sold pursuant to certain licensing arrangements.


AUTO & TRANSPORTATION
_____________________


Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations. Ford is the second largest producer of cars and trucks in the world.


BEVERAGES
_________


Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, brews beer, makes metal beverage containers, recycles metal and glass beverage containers, and operates theme parks.



The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups, and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.



PepsiCo, Inc., headquartered in Purchase, New York, produces and distributes beverage concentrates, syrups and soft drinks.


ENTERTAINMENT
_____________


The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.


FOOD
_____


Campbell Soup Company, headquartered in Camden, New Jersey, with subsidiaries, makes and markets soups and sauces, biscuits and confectionery products, and frozen foods and pickles. The company also distributes "Campbell's Soups" and "Campbell's Specialty Kitchen" entrees to the food service and meal replacement markets.



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages and sells processed food products, including ketchup and sauces/condiments, pet food, baby food, frozen meals and snacks, frozen potatoes and vegetables, soups, beans and pasta. The company also provides weight control services and sells food products to food service operators.



Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, makes and sells chocolate and non-chocolate confectionery products, and grocery and pasta products.



Sara Lee Corporation, headquartered in Chicago, Illinois, with subsidiaries, makes, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world.


HOUSEHOLD PRODUCTS
__________________


The Clorox Company, headquartered in Oakland, California, makes and sells nondurable consumer products sold mainly through grocery stores, mass merchandisers and other retail outlets. The company's products include laundry additives, home cleaning products, charcoal, insecticides, cat litter, dressings and sauces, water filtration systems and professional products.



Colgate-Palmolive Company, headquartered in New York, New York, through subsidiaries, produces and distributes oral, personal and household care and pet nutrition products. Principal global trademarks include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel" in addition to various regional trademarks.



The Procter & Gamble Company, headquartered in Cincinnati, Ohio, through subsidiaries, makes detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


PHARMACEUTICALS
_______________


Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


RECREATION
__________


Carnival Corporation, headquartered in Miami, Florida, operates the world's largest multiple-night cruise line under the names "Carnival Cruise," "Holland America Line" and "Windstar Cruises." The company also markets sightseeing tours and operates hotels under the name "Westmark Hotels."



Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, makes and sells heavyweight touring and custom motorcycles and related products and accessories. The company also provides financing and insurance services for its motorcycles.


RESTAURANTS
___________


McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's."



Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, a variety of pastries and confections, and coffee-related accessories and equipment, mainly through its retail stores.


RETAIL
______


The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. Stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."


TECHNOLOGY
__________


Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.



Xerox Corporation, headquartered in Stamford, Connecticut, develops, makes, markets, services and finances a complete range of document processing products and services designed to make offices around the world more productive.


TOILETRIES/COSMETICS
____________________


The Gillette Company, headquartered in Boston, Massachusetts, is a leading manufacturer of male and female grooming products and oral care products. The company is also the top seller of writing instruments and correction products. Gillette's products are distributed through wholesalers, retailers and agents in over 200 countries and territories.


Communications Growth Portfolio, Series 4

CABLE TV
________


Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware, Illinois and New Jersey; and provides electronic retailing services.



MediaOne Group, Inc., headquartered in Englewood, Colorado, is one of the largest broadband communications companies, bringing the power of broadband and the Internet to customers in the United States, Europe and Asia. The company also has interests in wireless communications businesses outside the United States.


COMMUNICATIONS SERVICES
_______________________


ALLTEL Corporation, headquartered in Little Rock, Arkansas, provides wireline local, long-distance, network access and Internet services, wireless communications, wide-area paging service and information processing management services and applications software; and publishes telephone directories for affiliates and other independent telephone companies.



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; billing, directory and calling card services; and credit card services.



Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions of the United States.



BellSouth Corporation, headquartered in Atlanta, Georgia, provides wireline telecommunications in Georgia, Alabama, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless and international communications services and advertising and publishing products.



Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in the United Kingdom, Australia, Hong Kong, Japan and the United States.



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides telecommunications services in Germany, including telephone, mobile communications and cable services. The company is Europe's largest, and the world's third largest, telecommunications services provider.



MCI WorldCom, Inc., headquartered in Jackson, Mississippi, operates as a global communications company which provides facilities-based and fully integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services in Texas, Arkansas, California, Connecticut, Kansas, Missouri, Nevada and Oklahoma.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. It is also the largest Spanish mobile communications operator in Spain; a leading telecommunications operator in Latin America; and the world's second largest owner of submarine cables.


DATA NETWORKING/COMMUNICATIONS EQUIPMENT
________________________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks, allowing people to access or transfer information without regard to differences in time, place or type of computer system.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



ECI Telecom Limited, headquartered in Petah Tikva, Israel, designs, makes, sells and supports a range of advanced products that are designed to enhance the effectiveness of existing telecommunications networks by enabling carriers to increase transmission capacity and provide additional services without new or additional communications infrastructure.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products; and is a leading global marketer of business communications systems and computers.



Northern Telecom Limited (Nortel), headquartered in Brampton, Ontario, Canada, makes fully digital telecommunications switching equipment and communications equipment and systems for business and residential use, including long distance networks in North America and national networks in the United Kingdom.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


WIRELESS COMMUNICATIONS
_______________________


LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private wired and mobile telecommunications networks, telecommunications power equipment, and telecommunications and power cable.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phone, computer monitors, multimedia network terminals and satellite receivers.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology.



SkyTel Communications Inc., headquartered in Jackson, Mississippi, provides one-way messaging services and advanced messaging services on the narrowband personal communication services network in the United

States and international one-way messaging operations.



Vodafone Group Plc (ADR), headquartered in Berkshire, England, provides mobile telecommunication services in 13 countries. The company's principal business is the operation of the analog and digital cellular radio networks of wholly-owned Vodafone Ltd., one of four United Kingdom cellular telephone operators.


Healthcare Growth Portfolio, Series 3

HEALTHCARE PRODUCTS
___________________


Becton, Dickinson and Company, headquartered in Franklin Lakes, New Jersey, makes and sells a broad line of medical supplies and devices and diagnostic systems used by healthcare professionals, medical research institutions and the general public.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.



Patterson Dental Company, headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada. The company also publishes an annual catalog containing dental products, a semiannual publication featuring dental equipment, and periodic direct mail advertisements.



STERIS Corporation, headquartered in Mentor, Ohio, develops, makes and markets infection prevention, contamination control and surgical support systems, products and technologies for healthcare, scientific, research and industrial customers worldwide.



Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.



Sybron International Corporation, headquartered in Milwaukee, Wisconsin, develops, makes and markets value-added products for the laboratory and professional orthodontic and dental markets in the United States and abroad.


HEALTHCARE SERVICES
___________________


AmeriSource Health Corporation (Class A), headquartered in Valley Forge, Pennsylvania, is a full-service wholesale distributor of pharmaceutical and related healthcare products and services to pharmacies throughout the United States.



Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores, and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.



HCR Manor Care, Inc., headquartered in Toledo, Ohio, with subsidiaries, provides healthcare services, including long-term care, subacute care, rehabilitation therapy and home healthcare, through skilled nursing centers, assisted living facilities, medical specialty units, outpatient therapy clinics and home health offices.



Health Management Associates, Inc. (Class A), headquartered in Naples, Florida, through subsidiaries, provides healthcare services in non-urban communities through general acute-care hospitals and psychiatric hospitals in the southeastern and southwestern regions of the United States.



HEALTHSOUTH Corporation, headquartered in Birmingham, Alabama, provides outpatient and rehabilitative healthcare services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, medical centers and other healthcare facilities.



Lincare Holdings Inc., headquartered in Clearwater, Florida, provides oxygen, respiratory and infusion therapy services to the home healthcare market and also supplies home medical equipment, such as hospital beds, wheelchairs and other medical supplies.



McKesson HBOC, Inc., headquartered in San Francisco, California, distributes ethical and proprietary drugs and health and beauty care products; and processes, sells and delivers bottled drinking water. The company provides healthcare products and services to retail pharmacies, hospitals and healthcare networks.

UnitedHealth Group, headquartered in Minnetonka, Minnesota, through subsidiaries, offers medical information management, health benefit administration, risk assessment and pricing, health benefit design and provider contracting and risk sharing.



Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals. The company also operates/manages surgery and radiation oncology centers.


PHARMACEUTICALS/BIOTECH
_______________________


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.



Watson Pharmaceuticals, Inc., headquartered in Corona, California, researches, develops and sells off-patent and proprietary pharmaceutical products, including therapeutic equivalents of solid, liquid and sustained release products.



Internet Growth Portfolio, Series 7



ACCESS/INFORMATION PROVIDERS
____________________________



AT&T Corporation, headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; billing, directory and calling card services; and credit card services.



America Online, Inc., headquartered in Sterling, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated land-based capacity.



MCI WorldCom, Inc., headquartered in Jackson, Mississippi, operates as a global communications company which provides facilities-based and fully integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions.



MindSpring Enterprises, Inc., headquartered in Atlanta, Georgia, provides Internet access serving individual subscribers.

Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to inter-exchange carriers and other communications entities, businesses and consumers.



DATA NETWORKING/COMMUNICATIONS EQUIPMENT
________________________________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks, allowing people to access or transfer information without regard to differences in time, place, or type of computer system.



Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products; and is a leading global marketer of business communications systems and computers.



Northern Telecom Ltd. (Nortel), headquartered in Brampton, Ontario, Canada, makes fully digital telecommunications switching equipment and communications equipment and systems for business and residential use, including long distance networks in North America and national networks in the United Kingdom.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



COMPUTERS & PERIPHERALS
_______________________



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, makes, markets and supports a wide range of storage-related hardware, software and service products for the open systems, mainframe and network attached information storage and retrieval system markets.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.



INTERNET CONTENT
________________



CMGI, Inc., headquartered in Andover, Massachusetts, offers a wide variety of direct marketing services including mailing lists, leading edge database management, design and development capabilities, consultative list management and brokerage services, Internet and interactive media direct marketing software technologies.



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.), publishing operations and a rapidly growing Internet presence including Web sites and an interest in an Internet search engine.



TMP Worldwide, Inc., headquartered in New York, New York, provides comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing and other ancillary products and services.



Yahoo! Inc., headquartered in New York, New York, provides comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing and other ancillary products and services.



ON-LINE RETAILING
_________________



E*TRADE Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services, using its proprietary processing technology. Services include automated order placement, portfolio tracking and related market information, news and other information.



SABRE Group Holdings, Inc., headquartered in Fort Worth, Texas, provides for the electronic distribution of travel solutions through "SABRE," its proprietary travel reservation and information system. The company also provides software development, product sales, transactions processing, consulting solutions and other services to the airline industry.



Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers. The company offers many online services, including trading of stocks and access to research.



SEMICONDUCTORS
______________



Broadcom Corporation, headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital datatransmission to the home and within the business enterprise.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.



SOFTWARE
________



Check Point Software Technologies, Ltd., headquartered in Ramat Gan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.



Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices, and researches and develops software technologies.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools, and client server business applications.


Retail Growth Portfolio, Series 3


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, is a specialty retailer of quality, casual, classic American sportswear for men and women.



Albertson's, Inc., headquartered in Boise, Idaho, operates a major retail food and drug chain consisting of retail stores in 25 western, midwestern and southern states. The company operates combination food-drug stores, conventional supermarkets and warehouse stores.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, operates a nationwide chain of superstores selling primarily better quality domestics merchandise and home furnishings typically found in better department stores.



Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in 32 states.



CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals, including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.



Costco Companies, Inc., headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high quality, nationally branded and selected private label merchandise at low prices to businesses and to individuals who are members of selected employee groups.



Dayton Hudson Corporation, headquartered in Minneapolis, Minnesota, operates department stores under the names "Hudson's," "Marshall Field's" and "Dayton's"; "Target" discount stores; and retail stores under the name "Mervyn's California" selling mainly apparel and soft goods.



Dollar General Corporation, headquartered in Nashville, Tennessee, owns and operates retail general merchandise stores in 24 states located predominantly in small towns in the midwestern and southeastern regions of the United States and operating under the name "Dollar General Stores."



Dollar Tree Stores, Inc., headquartered in Norfolk, Virginia, operates discount variety stores in 26 states which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. Stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



Tommy Hilfiger Corporation, headquartered in New York, New York, through subsidiaries, designs, sources and markets designer men's sportswear and boys' wear. These products are complemented by collections of men's tailored clothing, dress shirts and accessories, footwear, women's casualwear and men's and women's fragrances, among others, bearing the "Tommy Hilfiger" trademark, which are produced and sold pursuant to certain licensing arrangements.



Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile, which sell a wide assortment of building materials, home improvement, and lawn and garden products. The company also operates "EXPO Design Centers" in Georgia, California, Florida, New York and Texas which mainly offer interior design and renovation products.



Intimate Brands, Inc., headquartered in Columbus, Ohio, sells women's intimate apparel and related products under the "Victoria's Secret" name; personal care products under the "Bath and Body Works" name; and lingerie and sleepwear under the "Cacique" name.



Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates specialty department stores, primarily in the midwestern and mid-Atlantic areas of the United States, which sell moderately priced apparel, shoes, accessories, soft home products and housewares.



The Kroger Co., headquartered in Cincinnati, Ohio, operates supermarkets in 24 states and convenience stores in 15 states; franchises convenience stores in four states; and operates food processing facilities which supply private label products to the company's supermarkets.



Lowe's Companies, Inc., headquartered in North Wilkesboro, North Carolina, operates stores in 26 states which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank" in 30 states and Washington, D.C.



Office Depot, Inc., headquartered in Delray Beach, Florida, operates the largest chain of retail office supply stores in North America; operates delivery centers, local sales offices and national telecenters; and has store locations in Colombia, France, Hungary, Israel, Japan, Mexico, Poland and Thailand.



Ross Stores, Inc., headquartered in Newark, California, operates a chain of retail stores in 17 states which offer name-brand apparel, accessories and footwear for the entire family at discount prices.



Safeway Inc., headquartered in Pleasanton, California, operates a chain of food and drug stores in the United States and Canada.



Staples, Inc., headquartered in Westborough, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture, and other business-related products.



The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and the United Kingdom selling off-price family apparel, accessories, domestics and giftware.



Tiffany & Co., headquartered in New York, New York, retails, designs, makes and distributes fine jewelry, gift and fashion accessory items, including timepieces, sterling silver goods, china, crystal, stationery, leather goods, writing instruments, fragrances, ties and scarves.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States, Brazil, Canada, China, Germany, Mexico and Puerto Rico.



Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail "Walgreens" drugstores in 34 states and Puerto Rico. The company also operates mail order facilities.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.


The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.35 per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.07 per Unit will be deducted from each Trust's assets on approximately the twentieth day of each month from November 19, 1999 through March 20, 2000. The maximum sales charge assessed during the initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).

After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2000, to a minimum sales charge of 3.0%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                  Your maximum
If you invest                     sales charge
(in thousands):*                  will be:
_______________________           ________________
$ 50 but less than $100           4.25%
$100 but less than $250           4.00%
$250 but less than $500           3.50%
$500 or more                      2.50%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. You may combine same day purchases of Units of the Trusts and units of other similarly structured equity unit trusts for which we act as Principal Underwriter and which are currently in the initial offering period to meet the above volume purchase levels. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the broker/dealer or other selling agent making the sale.



If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.


The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).


If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."


Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise the value of the underlying Securities in the Trusts as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this Prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after April 30, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission of .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of the Trusts during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                          Additional
(in millions):                     Concession:
______________                     __________
$ 1 but less than $2               .10%
$ 2 but less than $3               .15%
$ 3 but less than $10              .20%
$10 or more                        .30%

We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charges on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of a Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trusts) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us. We may also realize profits or losses as we create additional Units for the Distribution Reinvestment Option.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Tables." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Tables" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:


- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."


The Trusts will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trusts will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.


Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.


Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts,
-  Keogh Plans,
-  Pension funds, and
-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and will credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information" for each Trust. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of a Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in your Trust, excluding any unpaid expenses of such Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

If you are tendering 1,000 Units or more of a Trust for redemption, rather than receiving cash, you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Tables."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of a Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of your Trust, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trusts, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

                   FIRST TRUST (registered trademark)

           America's Leading Brands Growth Portfolio, Series 5
                Communications Growth Portfolio, Series 4
                  Healthcare Growth Portfolio, Series 3

                   Internet Growth Portfolio, Series 7

                    Retail Growth Portfolio, Series 3

                                 FT 338

                                Sponsor:

                           Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


             - Securities Act of 1933 (file no. 333-74581) and


             - Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                             April 15, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   FIRST TRUST (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 338 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("prospectus").


This Information Supplement is dated April 15, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents


Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Consumer Products                                           2
   Communications                                              2
   Healthcare                                                  3
   Technology                                                  3
   Retail                                                      4


Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation



Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of December 31, 1998, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.


Concentrations

Consumer Products. An investment in the America's Leading Brands Growth Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Communications. An investment in Units of the Communications Growth Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Healthcare. An investment in Units of the Healthcare Growth Portfolio should be made with an understanding of the problems and risks such an investment may entail. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.


Technology. An investment in Units of the Internet Growth Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the

Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Retail. An investment in Units of the Retail Growth Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 338, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; and The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 338, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 15, 1999.

                              FT 338

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   April 15, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated April 15, 1999 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-74581) and related Prospectus of FT 338.



                                               ERNST & YOUNG LLP


Chicago, Illinois
April 15, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 336 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6